December 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Advisor
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

Re:	Wowio, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 25, 2013
Response dated November 25, 2013
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 4, 2013.

General

1.	We note your responses to comment 1 and 2 from our letter dated November 1, 2013, and your recent settlement agreement with TCA. We reissue comment 2 in part. In addition to your proposed revisions, please revise your disclosure to separately assess your ability to comply with the November 19, 2013 settlement agreement, specifically quantifying the amount that you will have to repay on May 19, 2014. Explain your assessment in light of the company’s continued significant losses as described on page 5 of Amendment No. 4 to Form S-1. Please provide your added disclosure under the Prospectus Summary, Risk Factors and Management’s Discussion and Analysis.

Response:

The requested disclosure has been added to the prospectus summary, risk factors, and management’s discussion and analysis in accordance with the Staff’s comment.

Note to Consolidated Financial Statements

5. ACQUISITIONS, page F-19

2.	We note your response to comment 5 and your earlier representation that WOWIO incurs no enforceable obligation to make such royalty payments until such time as “revenue is earned on the acquired assets”. Moreover, as we stated previously, you concluded that the impairment of the intangible assets was based upon your expectation that you will not generate revenues from those assets. As such, please revise to write-off the related royalty obligation since you will not generate revenues to incur such obligation.

Response:

The financial statements have been revised in accordance with the Staff’s comment.

Very truly yours,

/s/ Jeff Cahlon